RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 2,435,611
Interest and dividend income	6,270
Principal transactions	(11,856)
Other income	7,009
TOTAL REVENUE	2,437,034
OPERATING EXPENSES:	
Employee compensation and benefits	1,622,863
Other operating expenses	189,412
Occupancy and equipment expense	88,856
Regulatory fees	20,081
Office expenses	11,709
Technology and communications expense	5,014
Interest expense	744
TOTAL OPERATING EXPENSES	1,938,679
NET INCOME	**$ 498,355**

The accompanying notes are an integral part of these financial statements.